 N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

July 31, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Wah Fu Education Group Ltd. Registration Statement on Form F-1 (SEC File No. 333-223804)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Wah Fu Education Group Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday August 1, 2018, or as soon thereafter as practicable.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Damon D. Testaverde
Name: Title:	Damon D. Testaverde Managing Director

Members FINRA & SIPC

Network 1 Financial Securities, Inc.

The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701

(732) 758-9001